Exhibit 99.1

St. John's, NL - May 4, 2022

FORTIS INC. RELEASES FIRST QUARTER 2022 RESULTS
AND ANNOUNCES NET-ZERO TARGET

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its first quarter results1 and announced a 2050 net-zero target.

Highlights
•First quarter net earnings of $350 million, or $0.74 per common share
•    Adjusted net earnings2 of $0.78 per common share, up from $0.77 in the first quarter of 2021
•Capital expenditures2 of $1.0 billion in the first quarter; $4.0 billion annual capital plan on track
•2050 net-zero direct GHG emissions target announced, building on Fortis' commitment to a clean energy future
•First TCFD and Climate Assessment Report issued during the quarter
•Notice of intent submitted with respect to Tucson Electric Power's next general rate application to be filed in June 2022

"Our first quarter results reflect the stability of our transmission and distribution business," said David Hutchens, President and Chief Executive Officer, Fortis. "With capital investments on track for 2022 and recent progress made on incremental growth opportunities at ITC, we remain confident in our growth outlook."

"We are pleased to take the next step on our ESG journey by committing to a 2050 net-zero direct GHG emissions target, which builds on our mid-term target to reduce GHG emissions 75% by 2035," said Mr. Hutchens. "The net-zero target and TCFD and climate assessment report issued in March align with our focus on operational excellence, sustainable growth and a clean energy future."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $350 million for the first quarter, or $0.74 per common share, compared to $355 million, or $0.76 per common share in the first quarter of 2021. Results for the quarter reflected higher unrealized losses of $14 million on the mark-to-market accounting of natural gas derivatives at Aitken Creek. Excluding this impact, the Corporation delivered earnings growth driven by rate base growth at ITC and the western Canadian utilities, and higher sales in the Caribbean. Growth was partially offset by lower hydroelectric production in Belize, and lower earnings at Central Hudson mainly due to the costs of implementing a new customer information system.

Earnings in Arizona were broadly consistent with the first quarter of 2021. The impact of higher electricity sales and lower planned generation maintenance costs was offset by the timing of earnings related to the Oso Grande wind generating facility, as expected. Losses on retirement investments also unfavourably impacted earnings at UNS Energy in the quarter.

Net earnings per common share also reflected an increase in the weighted average number of common shares outstanding largely associated with the Corporation's dividend reinvestment plan.

Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") excludes the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek. Adjusted Net Earnings of $369 million for the first quarter, or $0.78 per common share, were $9 million, or $0.01 per common share higher than the same period in 2021. The increase reflected growth as described for Net Earnings.

_____________________
1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.

i

Non-U.S. GAAP Reconciliation
Quarter ended March 31
($ millions, except earnings per share)	2022	2021	Variance
Adjusted Net Earnings
Net Earnings	350	355	(5)
Adjusting item:
Unrealized loss on mark-to-market of derivatives[3]	19	5	14
Adjusted Net Earnings	369	360	9
Adjusted net earnings per share ($)	0.78	0.77	0.01

Capital Expenditures:
Additions to property, plant and equipment	866	764	102
Additions to intangible assets	49	40	9
Adjusting item:
Wataynikaneyap Transmission Power Project[4]	49	76	(27)
Capital Expenditures	964	880	84

Sustainability
In March 2022, the Corporation made significant progress on its commitment as a Task Force for Climate-Related Financial Disclosures ("TCFD") supporter, with the release of its first TCFD and Climate Assessment Report.

Today Fortis further demonstrated its commitment to build a clean energy future by announcing a 2050 net-zero direct greenhouse gas ("GHG") emissions target. With a clear path to achieve the Corporation’s mid-term target of reducing GHG emissions 75% by 2035 compared to 2019 levels without the use of carbon offsets, the Corporation has established this additional target to reinforce its commitment to decarbonize over the long-term, while preserving customer reliability and affordability.

Capital Expenditures
Fortis' $4.0 billion annual capital plan remains on track with approximately $1.0 billion invested during the first quarter.

In April 2022, Woodfibre LNG Limited ("Woodfibre LNG") issued a Notice to Proceed to its prime contractor for the proposed liquefied natural gas site in Squamish, British Columbia. This announcement brings FortisBC’s Eagle Mountain Woodfibre Gas Line project one step closer to construction, though the project remains contingent on Woodfibre LNG making a final investment decision.

During the quarter, progress continued on incremental opportunities not included in the Corporation's $20.0 billion 2022-2026 capital plan. In March 2022, the Province of Ontario issued an Order in Council and Ministerial Directive from the Minister of Energy, instructing the Independent Electricity System Operator ("IESO") to negotiate and, if certain conditions are met, enter into a procurement contract on or before August 15, 2022, for the transmission capabilities of the Lake Erie Connector project. The proposed 1,000 megawatt, bi-directional, high-voltage direct current underwater transmission line will provide the first direct interconnection between the wholesale electricity markets operated by the IESO in Ontario and the PJM Interconnection in the United States.

Also during the quarter, the Midwest Independent System Operator ("MISO”) advanced its long-range transmission plan ("LRTP"), announcing the first tranche of projects across the MISO Midwest subregion comprised of 18 transmission projects with total associated costs estimated at US$10 billion. These projects require MISO board approval which is currently anticipated in July 2022. Six of these projects run through ITC’s MISO operating companies’ service territories, including Michigan and Iowa, where right of first refusal provisions exist for incumbent transmission owners. Other projects within this portfolio may be subject to competitive bidding, depending on the state in which they are located. Based on this preliminary information, ITC estimates transmission investments of US$1 billion to US$1.5 billion through 2030 associated with these projects. Given the preliminary analysis around the transmission investment, at this time Fortis cannot state with certainty the impact of the estimated capital expenditures in connection with the LRTP on the Corporation's five-year capital plan.
_______________________
3    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $7 million for the three months ended March 31, 2022 (net of income tax recovery of $2 million for the three months ended March 31, 2021)
4    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project

ii

Credit Ratings
In March 2022, Standard & Poor's Financial Services confirmed the Corporation's 'A-' issuer and 'BBB+' senior unsecured debt credit ratings and stable outlook.

Regulatory Updates
In March 2022, the Alberta Utilities Commission issued a decision extending the existing allowed rate of return on common equity ("ROE") of 8.5% using a 37% equity component of capital structure through 2023.

In March 2022, the Federal Energy Regulatory Commission approved the settlement agreement for formula transmission rates at Tucson Electric Power ("TEP"), including an ROE of 9.79%.

On May 2, 2022, TEP submitted a notice of intent with the Arizona Corporation Commission to file a general rate application in June 2022. TEP will request that new rates become effective no later than September 1, 2023. TEP's proposed rates will be based on a 2021 test year and will include infrastructure investments made since the last rate case, as well as changes in fuel and non-fuel operating expenses. The filing will also include proposals to eliminate certain adjustor mechanisms, as well as modify an existing adjustor to provide more timely recovery of clean energy investments.

Outlook
The Corporation's long-term outlook remains unchanged. Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints and rising inflation are issues of potential concern that continue to evolve, including from the effects of the COVID-19 pandemic, war in Eastern Europe, economic sanctions and geopolitical tensions, the Corporation does not currently expect there to be a material impact on operations or financial results in 2022.

Fortis is executing on the transition to a clean energy future and is on track to achieve its corporate-wide target to reduce GHG emissions by 75% by 2035. Upon achieving this target, 99% of the Corporation's assets will be focused on energy delivery and renewable, carbon-free generation. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to decarbonize over the long-term, while preserving customer reliability and affordability.

The Corporation's $20 billion five-year capital plan is expected to increase midyear rate base from $31.1 billion in 2021 to $41.6 billion by 2026, translating into a five-year compound annual growth rate of approximately 6%. Above and beyond the five-year capital plan, Fortis continues to pursue additional energy infrastructure opportunities.

Additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the United States to facilitate the interconnection of cleaner energy including infrastructure investments associated with MISO's LRTP; natural gas resiliency investments in pipelines and liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in rate base will support earnings and dividend growth. Fortis is targeting average annual dividend growth of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information".

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2021 revenue of $9.4 billion and total assets of $58 billion as at March 31, 2022. The Corporation's 9,100 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

iii

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2022 and 2022-2026; targeted average annual dividend growth through 2025; the 2050 net-zero direct GHG emissions target; the 2035 GHG emissions reduction target and projected asset mix; the expected timing, outcomes and impacts of regulatory proceedings; the nature, timing, benefits and expected costs of certain capital projects, including FortisBC's Eagle Mountain Woodfibre Gas Line project, and additional opportunities beyond the capital plan, including the Lake Erie Connector Project and the MISO LRTP; the expected sources of funding for the 2022-2026 capital plan; the expectation that volatility in energy prices, global supply chain constraints and rising inflation will not have a material impact on operations or financial results in 2022; forecast rate base and rate base growth rate; additional growth and expansion opportunities beyond the capital plan; and the expectation that long-term growth in rate base will support earnings and dividend growth.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from volatility in energy prices, global supply chain constraints and rising inflation; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss First Quarter 2022 Results
A teleconference and webcast will be held on May 4, 2022 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's first quarter results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until June 5, 2022. Please call 1.800.585.8367 or 416.621.4642 and enter passcode 3996811.

Additional Information
This media release should be read in conjunction with the Corporation's March 31, 2022 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

iv